[redacted]

10028837

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB & T AM Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew O. Tierney — 610-382-3829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 East Pratt Street, Suite 1900	Baltimore	MD	21202-1096
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/2010 JD

OATH OR AFFIRMATION

I, Matthew O. Tierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB & T AM Distributors, Inc., as of and for the year ended December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JUDY C. CAMPBELL
NOTARY PUBLIC
STATE OF DELAWARE
My commission expires March 28, 2011

[signature]
Notary Public February 25, 2010

[signature]
Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2009

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To BB&T AM Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of income, statement of changes in stockholder's equity and statement of cash flows present fairly, in all material respects, the financial position of BB&T AM Distributors, Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	1,036,028
Accounts receivable, net of allowance for doubtful accounts of $109		393,308
Prepaid expenses		18,745
Interest receivable		44
Total assets	$	1,448,125
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	519,744
Intercompany payable		12,323
Related party payable		2,111
Income taxes payable		564
Deferred tax liability		1,015
Accrued expenses		13,446
Total liabilities		549,203
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		1,084,297
Accumulated deficit		(185,048)
Accumulated other comprehensive income/loss		(328)
Total stockholder's equity		898,922
Total liabilities and stockholder's equity	$	1,448,125

The accompanying notes are an integral part of these financial statements.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2009

Revenues:		
Service fees	$	855,981
Investment income		4,334
Total revenues		860,315
Expenses:		
Salaries and benefits		475,256
Allocated support services		280,197
Professional and other services		52,083
General office expenses		131,257
Total expenses		938,793
Loss before income taxes		(78,478)
Income tax benefit		(14,554)
Net loss	$	(63,924)

The accompanying notes are an integral part of these financial statements.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/Loss	Total Stockholder's Equity
	Shares	Amount				
Balances at January 1, 2009	100	$ 1	$ 1,084,297	$ (121,124)	$ 10	$ 963,184
Net loss	-	-	-	(63,924)	-	(63,924)
Minimum pension liability adjustment	-	-	-	-	(338)	(338)
Balances at December 31, 2009	100	$ 1	$ 1,084,297	$ (185,048)	$ (328)	$ 898,922

The accompanying notes are an integral part of these financial statements.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss		$ (63,924)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred tax expense	$ 15,857	
Minimum pension liability adjustment	(338)	
Changes in assets and liabilities:		
Decrease in accounts receivable	163,473	
Increase in prepaid expenses	(1,892)	
Decrease in income taxes receivable	78,275	
Decrease in interest receivable	1,466	
Decrease in accounts payable	(79,277)	
Decrease in intercompany payable	(34,807)	
Increase in related party payable	2,111	
Increase in income taxes payable	564	
Decrease in accrued expenses	(12,678)	
Total adjustments		132,754
Net cash provided by operating activities		68,830
Net increase in cash		68,830
Cash and cash equivalents at beginning of year		967,198
Cash and cash equivalents at end of year		$ 1,036,028
Supplemental cash flows disclosure:		
Income tax payments		$ 650
Income tax refunds		$ 110,213

The accompanying notes are an integral part of these financial statements.

1. Organization

BB&T AM Distributors, Inc., (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI") and an indirect wholly-owned subsidiary of PNC Global Investment Servicing (US), Inc. (the "Parent"), PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC"), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company serves solely as distributor and principal underwriter to the BB&T Family of Funds (the "Funds") and, as a result, substantially all of the Company's revenues from these services were earned from the Funds.

2. Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Effective July 1, 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162." The FASB Accounting Standards Codification ("FASB ASC") will be the single source of authoritative nongovernmental generally accepted accounting principles ("GAAP") in the United States of America. The FASB ASC is effective for financial statements that cover interim and annual periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current GAAP, the FASB ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue. Technical references to GAAP included in these Notes to Financial Statements are provided under the new FASB ASC structure.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

2. Significant Accounting Policies (continued)

Accounts Receivable - Accounts receivable includes amounts due for the performance of distribution and support services.

Revenue Recognition - Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to investors. Receipts and payments of distribution fees are recorded on a net basis in the statement of income as revenue and contra revenue. For the year ended December 31, 2009, distribution fees received and payable by the Company were $3,311,548.

Investment Income - Investment income is interest income earned on "Cash and cash equivalents" and is recognized when earned.

Out-of-Pocket Expenses - Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as a component of "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 5).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements – In April 2009 the FASB issued new guidance which amends existing disclosure requirements about fair value of financial instruments. See Note 4 Fair Value Measurement for disclosures required by this new guidance.

In May 2009 the FASB issued new guidance related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are "issued" or "available to be issued".

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value, which is effective for the first reporting period (including interim periods) beginning after its issuance date. This update provides further guidance for measuring liabilities at fair value when a quoted price for the liability is not available. The impact of this new guidance is not expected to have a material effect on the results of our operations or financial position.

In January 2010, the FASB issued ASU 2010-6, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements, which is effective for periods beginning after December 15, 2009. This guidance provides amendments to require new disclosures as follows: transfers in and out of Levels 1 and 2 and the reasons for the transfers, additional breakout for asset and liability categories.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $742,245, which was $492,245 in excess of the required net capital of $250,000.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

4. Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. At December 31, 2009, the Company held no Level 2 assets.

Level 3 - Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2009, the Company held no Level 3 assets.

Assets and liabilities measured at fair value on a recurring basis, including instruments for which the Company has elected the fair value option, are summarized below. Cash and cash equivalents classified as Level 1 assets include investments in open-end money market mutual funds of $1,036,028.

At December 31, 2009	Level 1	Total
Cash and cash equivalents	$1,036,028	$1,036,028

5. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of PNC and its subsidiaries. The Company accrues income taxes for Federal and State combined return on a modified separate return method so that net operating losses (or other tax attributes) are realized by the Company when these tax attributes are utilized in the consolidated tax returns. In states where the Company files separate from PNC, taxes are accrued on a separate company basis.

The income tax provision included in the statement of income is as follows:

At December 31, 2009	
Current income taxes:	
Federal	($28,665)
State	(1,847)
Total current income taxes	(30,512)
Deferred income taxes:	
Federal	(5,091)
State	21,049
Total deferred income taxes	15,958
Total income tax benefit	($ 14,554)

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

At December 31, 2009, the Company had a net federal deferred income tax liability of $1,015, which resulted primarily from state income taxes and non-income taxes. A valuation allowance against the Company's state deferred tax asset has been recorded as of December 31, 2009 due to cumulative history of losses.

The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

5. Income Taxes (continued)

The Company is included in the consolidated federal income tax return for PNC. These consolidated returns through 2003 have been audited by the Internal Revenue Service and all disputed matters have been resolved through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The Company files principally in the Commonwealth of Pennsylvania, and years subsequent to 2005 remain subject to examination in that jurisdiction. However, we do not expect the results of those examinations to have a material impact on state income tax expense during the next twelve months.

At December 31, 2009, the Company had a net operating loss carryforward of $268,391 available which will expire from 2023 through 2029.

At December 31, 2009, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain income tax positions it has taken or expects to take in future tax returns. However, management's conclusions regarding uncertain tax positions may be subject to review and adjustments at a later date based on factors including, but not limited to, further implementation guidance from the FASB, new tax laws, regulations and administrative interpretation (including court decisions).

6. Employee Benefit Plans

Incentive Savings Plan ("ISP") – Effective July 1, 2004, PNCGIS adopted a defined contribution plan that covers substantially all its employees and provides for employer contributions that will vary with profit levels. Contributions to this plan are made in cash and include employer basic and transitional contributions, employee elective and catch-up contributions, and a discretionary employer matching contribution which may be made in either PNC common stock or cash. Employee contributions are invested in a number of investment options available under the plan, including a PNC common stock fund and several '40 Act funds sponsored by BlackRock, Inc., an affiliated company, at the direction of the employee. ISP expenses for the Company were $13,110 for the year ended December 31, 2009 and are included in "Salaries and benefits" in the statement of income.

6. Employee Benefit Plans (continued)

Postretirement Benefits - PNC provides certain health care and life insurance benefits for retired employees and their dependents. Postretirement benefits expense of $490 was allocated to the Company by PNC for the year ended December 31, 2009. No separate financial obligation data for the Company is available with respect to such plan.

7. Related Party Transactions

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of PNC. Accordingly, the Company has been charged for such shared costs. The Parent, PNC and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2009, these allocations totaled $282,482, which are included in "Allocated support services" and "Professional and other services" in the statement of income. At December 31, 2009, amounts payable to PNC and the Parent totaled $14,434, which is included in "Intercompany payable" and "Related party payable" on the statement of financial condition.

The deferred tax liability of $1,015, recorded on the statement of financial condition, will result in an intercompany payable. The income taxes payable of $564, as recorded on the statement of financial condition, is an intercompany payable. For the year ended December 31, 2009, income tax payments of $650 were made to PNC and Trust Co. and income tax refunds of $110,213 were received from PNC and Trust Co.

The members of the Board of Directors of the Company are employees of PFPCDI and the Parent. For the year ended December 31, 2009, the Board members did not receive any remuneration for their services.

8. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts with PNC Bank or money market mutual funds held with an affiliate.

9. Subsequent Event

On February 2, 2010, PNC announced a definitive agreement for the sale of PNC Global Investment Servicing Inc. to The Bank of New York Mellon Corporation. The Company is an indirect, wholly-owned subsidiary of PNC Global Investment Servicing, Inc. The sale is intended to close during the third quarter of 2010. Management has evaluated the impact of all subsequent events on the Company following the fiscal year ended December 31, 2009, through February 25, 2010, the date the financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements other than sale of PNC Global Investment Servicing, Inc.

Supplementary Information

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Reconciliation of the Computation of Net Capital under SEC Rule

December 31, 2009

Net Capital:		
Stockholder's equity	$	898,922
Deduction for nonallowable assets		
Accounts receivable		117,211
Prepaid expenses		18,745
Net capital before haircuts on securities positions		762,966
Haircuts on securities:		
Investment in money market mutual fund (2% of $1,036,028)		20,721
Net capital	$	742,245
Computation of Alternative Net Capital Requirement:		
Minimum net capital required	$	250,000
Net capital in excess of required minimum	$	492,245

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2009, filed by BB&T AM Distributors, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2009

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and /or variable life insurance or annuities. At December 31, 2009, the Company held no customer funds and had no required deposit.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To BB&T AM Distributors, Inc.:

In planning and performing our audit of the financial statements of BB&T AM Distributors, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

BB&T AM Distributors, Inc.
(SEC I.D. No. 8-52396)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2009

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT